                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------

                                  SCHEDULE TO
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                                 ------------

                               BWAY CORPORATION
                      (Name of Subject Company (Issuer))

                                 ------------

                               BWAY CORPORATION
                       (Name of Filing Person (Offeror))

                                 ------------

                       Options under Bway Corporation's
                         1995 Long-Term Incentive Plan
              to Purchase Common Stock, Par Value $.01 Per Share,
                        Held by Certain Option Holders
                        (Title of Class of Securities)

                                 ------------

                                   056039100
                (CUSIP Number of Underlying Class of Securities)

                                 ------------

                                                            copies to:
          Kevin C. Kern                              Jeffrey L. Schulte, Esq.
Vice President, Administration and                     Heath D. Linsky, Esq.
    Chief Financial Officer                     Morris, Manning & Martin, L.L.P.
       Bway Corporation                          1600 Atlanta Financial Center
 8607 Roberts Drive, Suite 250                      3343 Peachtree Road, N.E.
    Atlanta, Georgia  30350                          Atlanta, Georgia 30326
        (770) 645-4800                                   (404) 233-7000

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction Valuation*                           Amount of Filing Fee

  ----------------------------                    ----------------------------
           $16,721,930                                       $3,345

--------------------------------------------------------------------------------
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,235,915 shares of common stock of Bway Corporation having a weighted average exercise price of $13.53 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount previously paid:              $3,345
      Form or Registration No.:            Schedule TO
      Filing party:                        Bway Corporation
      Date filed:                          June 11, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------------------------------------------------------------------


                             INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed by Bway Corporation (the "Company") with the Securities and Exchange Commission on June 11, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, no par value per share, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated June 11, 2000, (the "Offer to Exchange") and the related Letter of Transmittal.

Item 1.  Summary Term Sheet

     The eighth question and answer of the Summary Term Sheet of the Offer to Exchange is amended and restated to read as follows:

     If I Tender Options In This Offer, When Will I Receive My New Options?

     We will grant the new options on or about the first business day that is at least six months and one day after the date we cancel the options accepted for exchange. If we cancel tendered options on July 13, 2001, the business day following the scheduled expiration date, the grant date of the new options will be on or about January 14, 2002, but in no event later than January 18, 2002. If we accept and cancel options properly tendered for exchange after July 13, 2001, the period in which the new options will be granted will be similarly delayed. Our Board of Directors will select the actual grant date for the new options after the expiration of the offer. You must be an employee, director, or otherwise be eligible to receive options pursuant to the Plan to receive the new options. (Page 14)

     The twelfth question and answer of the Summary Term Sheet of the Offer to Exchange is amended and restated to read as follows:

     What Will The Exercise Price Of The New Options Be?

     The exercise price of the new options will equal the fair market value of our common stock on the date we grant the new options (except where tax laws relating to Incentive Stock Options granted to significant stockholders requires a higher price). This will be determined based upon the last reported sale price of our common stock on the New York Stock Exchange on the date of grant for options granted under the Plan. Accordingly, we cannot predict the exercise price of the new options. BECAUSE WE WILL NOT GRANT NEW OPTIONS UNTIL AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL THE OPTIONS ACCEPTED FOR EXCHANGE, IT IS POSSIBLE THAT THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS, AND THEREFORE, YOUR NEW OPTIONS COULD BE WORTH LESS THAN YOUR OLD OPTIONS. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS. (Page 17)

Item 2.  (c) Trading Market and Price.

     The paragraph titled "Exercise Price" in Section 8 ("Source And Amount Of Consideration; Terms Of New Options") of the Offer to Exchange is amended and restated to read as follows:

     Exercise Price. The exercise price of each option is determined by the compensation committee of the board of directors. To the extent that the exercise price of an option grant is less than the fair market value of our common stock on the date of grant, we would incur compensation expense. Consistent with our prior grants under the Plan, the exercise price of the new non-qualified options to be granted pursuant to the offer will equal the fair market value of our common stock on the date of the grant to avoid recognizing compensation expense. For Incentive Stock Options, the exercise price will be not less than the Fair Market Value of our common stock at the close of market on the day next preceding the start of the option, unless the price must be higher pursuant to tax regulations if the grant is to a significant stockholder. This means that assuming our common stock is still listed on the New York Stock Exchange at that time, the exercise price of the new options will equal the last reported sale price of our common stock on the New York Stock Exchange on the date of grant for options (other than Incentive Stock Option, the exercise price of which will equal the last reported sale price on the date next preceding the date of grant) granted under the Plan. BECAUSE WE WILL NOT GRANT NEW OPTIONS UNTIL AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL THE OPTIONS ACCEPTED FOR EXCHANGE, IT IS POSSIBLE THAT THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS, AND THEREFORE, YOUR NEW OPTIONS COULD BE WORTH LESS THAN YOUR OLD OPTIONS. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

Item 4.  Number of Options; Expiration Date.

     The first paragraph of Section 5 ("Acceptance Of Options For Exchange And Issuance Of New Options") of the Offer to Exchange is amended and restated to read as follows:

     Upon the terms and subject to the conditions of this offer and promptly following the expiration date, we will accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date. If your properly tendered options are accepted for exchange on July 13, 2001, the business day following the scheduled expiration date of the offer, you will be granted new options on or about January 14, 2002 (but not later than January 18, 2002) which is the first business day that is at least six months and one day following the date we anticipate accepting options for exchange. If we accept and cancel options properly tendered for exchange after July 13, 2001, the period in which the new options will be granted will be similarly delayed. Our Board of Directors will select the actual grant date for the new options after the expiration of the offer. The exercise price of the new options will equal the fair market value of our common stock on the date of grant.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements

     Section 10 ("Interests of Directors And Officers; Transactions And Arrangements Concerning Their Options") of the Offer to Exchange is amended and restated to read as follows:

     A list of our directors and executive officers as of June 7, 2001 is attached to this offer to exchange as Schedule A. As of June 7, 2001, our executive officers and non-employee directors as a group beneficially owned options outstanding under the Plan to purchase a total of 1,514,600 shares of our common stock, which represented approximately 75.8% of the shares subject to all options outstanding under the Plans as of that date. Of these options held by executive officers and directors, only 982,300 options (724,567 of which are held by non-employee directors), constituting 64.9% of their total options, are eligible to be tendered in the offer. The following table sets forth the beneficial ownership by each of our executive officers and directors of options outstanding under the Plan as of June 7, 2001:

                                   Number of Options to           Percentage of Total            Number of
Name of Beneficial Owners          Purchase Common Stock          Options Outstanding         Eligible Options
----------------------------  -------------------------------  -------------------------  ------------------------
Jean-Pierre Ergas                         476,700                         23.9%                   236,700
Warren J. Hayford                         335,417                         16.8                    325,417
James W. Milton                            52,633                          2.6                     45,333
Thomas Eagleson                            80,000                          4.0                         --
Kenneth Roessler                           55,000                          2.8                         --
Thomas A. Donahoe                          82,500                          4.1                     52,500
Alexander P. Dyer                          86,700                          4.3                     56,700
John E. Jones                              82,500                          4.1                     52,500
John W. Puth                               86,700                          4.3                     56,700
John T. Stirrup                           135,417                          6.8                    135,417
Kevin C. Kern                              41,033                          2.1                     21,033


     We do not know to what extent the officers and directors will exchange their eligible options in this offer. We anticipate that each officer and director will exchange all eligible options in this offer.

     During the 60 days prior to June 11, 2001, we have not granted any options to purchase shares of our common stock. During the 60 days prior to June 11, 2001, no individuals have exercised options to acquire any shares of our common stock.

     During the past 60 days, Jean-Pierre Ergas purchased 10,000 shares of common stock at prices between $2.95 and $2.99 per share, Alexander P. Dyer purchased 10,600 shares of common stock at a price of $2.80 per share, John W. Puth purchased 5,000 shares of common stock a price of $3.091 per share, and John E. Jones purchased 17,000 shares of common stock at prices between $3.00 and $3.467 per share.

     Except as otherwise described above, there have been no transactions in options to purchase our common stock or in our common stock which were effected during the 60 days prior to June 11, 2001 by us, or to our knowledge, by any executive officer, director, affiliate or subsidiary of us. In addition, except as otherwise described above, neither we nor, to our knowledge, any of our executive officers or directors is a party to any agreement, arrangement or understanding with respect to any of our securities (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Item 10.  Financial Statements

     Item 10 of Schedule TO is amended and restated to read as follows:

     (a)  Financial Information

     The information set forth in the Offer to Exchange under Section 9 ("Information About Bway"), Section 16 ("Additional Information") and on Schedule B attached to the Offer to Exchange and on pages 8, 9, 15 and F-1 through F-25 of Bway's Annual Report on Form 10-K, for its fiscal year ended October 1, 2000, and on pages 2 through 10 of Bway's Quarterly Report on Form 10-Q, for its fiscal quarter ended April 1, 2001, is incorporated herein by reference.

     Section 9 ("Information Concerning Bway") of the Offer to Exchange is amended and restated to read as follows:

     Bway Corporation and its significant subsidiaries are leading developers, manufacturers, and marketers of steel containers for the general line category of the North American container industry. The Company also provides external customers related material center services (coating, lithography, and metal shearing) which exceed internal needs. The Company's principal products include a wide variety of steel cans and pails used for packaging paint and related products, lubricants, cleaners, roof and driveway sealants, food (principally coffee and vegetable oil) and household and personal care aerosol products. The Company also manufactures steel ammunition boxes and provides material center services.

     We were incorporated on December 8, 1988, under the name BS Holdings Corporation. Our principal executive offices are located at 8607 Roberts Drive, Suite 250, Atlanta, Georgia 30350 and our telephone number is (770) 645-4800. Our web site is located at www.bwaycorp.com. The information on our web site is not a part of this offer to exchange.

     Attached hereto as Schedule B to this offer to exchange is a Summary Financial Statement of Bway. More complete financial information is included in our Annual Report on Form 10-K for the fiscal year ended October 1, 2000 under the caption "Consolidated Financial Statements of Bway Corporation," which is incorporated herein by reference and in our Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2001 under the caption "Financial Information," which is incorporated herein by reference and each may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth under Section 16 of this offer to exchange ("The Offer - Additional Information.")

     Schedule B is added to the Offer to Exchange as follows:

                                   SCHEDULE B

                         SUMMARY FINANCIAL INFORMATION
                     (In thousands, except per share data)

                                                  October 1, 2000       October 3, 1999          April 1, 2001
                                                  ---------------       ---------------          -------------
Current assets                                           $109,709              $118,426               $113,828
Property and equipment, net                               133,870               144,716                128,263
Other noncurrent assets                                    89,144                98,881                 86,112
                                                         --------              --------               --------
Total assets                                             $332,723              $362,023               $328,203
                                                         ========              ========               ========

Current liabilities                                      $ 95,126              $104,280               $ 79,764
Long-term debt                                            126,200               146,500                141,100
Other noncurrent liabilities                               32,436                29,190                 32,893
                                                         --------              --------               --------
Total liabilities                                         253,762               279,970                253,757
Equity                                                     78,961                82,053                 74,446
                                                         --------              --------               --------
Total liabilities and equity                             $332,723              $362,023               $328,203
                                                         ========              ========               ========

Book value per share                                                                                  $   8.17
                                                                                                      ========


                                                            For the year ended:                    For the six months ended:
                                                   ------------------------------------       -----------------------------------
                                                   October 1, 2000      October 3, 1999       April 1, 2001         April 2, 2000
                                                   ---------------      ---------------       -------------         -------------
Net sales                                                 $460,568             $467,099            $213,680              $226,468
Cost of products sold (excluding depreciation and
 amortization)                                             403,627              404,492             194,232               197,763
Restructuring and impairment charge                          5,900                    -                   -                 5,900
Other expenses                                              54,293               51,690              26,041                27,835
                                                          --------             --------            --------              --------
Income (loss) from continuing operations                    (3,252)              10,917              (6,593)               (5,030)
Provision (benefit) for income taxes                          (334)               5,290              (2,943)               (2,741)
                                                          --------             --------            --------              --------
Net income (loss)                                         $ (2,918)            $  5,627            $ (3,650)             $ (2,289)
                                                          ========             ========            ========              ========

Income (loss) per common share
Basic and diluted                                         $  (0.31)            $   0.60            $  (0.40)             $  (0.25)
                                                          ========             ========            ========              ========

Ratio of earnings to fixed charges                            0.83                 1.67                0.27                  0.46
                                                          ========             ========            ========              ========


The transaction is not expected to have a material impact on the financial information presented, therefore, pro forma data is not provided.


     Schedule A ("Information Concerning the Directors and Executive Offficers of Bway Corporation") of the Offer to Exchange is amended and restated as follows:

                                  SCHEDULE A

        INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                               BWAY CORPORATION

     The directors and executive officers of Bway Corporation and their positions and offices as of June 11, 2001, are set forth in the following table:


Name                            Age     Position
----                            ---     --------
Jean-Pierre M. Ergas             61     Chairman of the Board and Chief Executive Officer
James W. Milton                  61     Director
Thomas A. Donahoe(1)(2)          65     Director
Alexander P. Dyer(1)(2)          68     Director
Warren J. Hayford                71     Vice Chairman of the Board
John E. Jones(1)(2)              66     Director
John W. Puth(1)(2)               71     Director
John T. Stirrup                  65     Director
Thomas Eagleson                  59     Executive Vice President-Manufacturing/Engineering
Kenneth Roessler                 38     Executive Vice President of Sales and Marketing
Kevin C. Kern                    42     Vice President, Administration and Chief Financial Officer

------------------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

The address of each director and executive officer is: c/o Bway Corporation, 8607 Roberts Drive, Suite 250, Atlanta, Georgia 30350.

     The Letter of Transmittal, attached to Schedule TO as Exhibit (a)(1)(B), is amended and restated to delete any reference to a requirement that the option holder affirmatively acknowledge reading, understanding and agreeing to all terms and conditions of the Offer. With respect to Letters of Transmittal that have been executed and returned by an option holder prior to the filing of this Amendment No. 1, the Company agrees not to enforce its previous requirement that the option holder affirmatively acknowledge reading, understanding and agreeing to all terms and conditions of the Offer.

Item 12.  Exhibits

(a)(1)(A) Offer to Exchange dated June 11, 2001, as amended herewith.
(a)(1)(B) Form of Letter of Transmittal, as amended herewith.
(a)(1)(C) Form of Letter to Eligible Option Holders Regarding Offer.*
(a)(1)(D) Form of Notice of Withdrawal by Option Holder.*
(a)(1)(E) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.*
(a)(1)(F) Bway Corporation Annual Report on Form 10-K for its fiscal year ended October 1, 2000, filed with the Securities and Exchange Commission on December 22, 2000, and incorporated herein by reference.
(a)(1)(G) Bway Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended April 1, 2001, filed with the Securities and Exchange Commission on May 16, 2001, and incorporated herein by reference.
(a)(1)(H) Form of Letter to Eligible Option Holders Regarding Update to Offer to Exchange.
(b)       Not applicable.
(d)(1) Bway Corporation Fourth Amended and Restated 1995 Long-Term Incentive Plan, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended April 2, 2000, filed with the Securities and Exchange Commission on May 5, 2000, and incorporated herein by reference.
(d)(2) Form of New Non-Qualified Option Agreement related to the Fourth Amended and Restated 1995 Amended and Restated Long-Term Incentive Plan.*
(d)(3) Form of New Incentive Stock Option Agreement related to the Fourth Amended and Restated 1995 Long-Term Incentive Plan.*
(g)       Not applicable.
(h)       Not applicable.
---------------
* Previously filed as an exhibit to the Schedule TO filed by Bway Corporation on June 11, 2001.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                         BWAY CORPORATION


                                         /s/ Kevin C. Kern
                                         -----------------
                                         Kevin C. Kern
                                         Vice President, Administration and
                                         Chief Financial Officer


Date:  June 28, 2001

                               INDEX TO EXHIBITS

(a)(1)(A) Offer to Exchange dated June 11, 2001, as amended herewith.
(a)(1)(B) Form of Letter of Transmittal, as amended herewith.
(a)(1)(C) Form of Letter to Eligible Option Holders Regarding Offer.*
(a)(1)(D) Form of Notice of Withdrawal by Option Holder.*
(a)(1)(E) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.*
(a)(1)(F) Bway Corporation Annual Report on Form 10-K for its fiscal year ended October 1, 2000, filed with the Securities and Exchange Commission on December 22, 2000, and incorporated herein by reference.
(a)(1)(G) Bway Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended April 1, 2001, filed with the Securities and Exchange Commission on May 16, 2001, and incorporated herein by reference.
(a)(1)(H) Form of Letter to Eligible Option Holders Regarding Update to Offer to Exchange.
(d)(1) Bway Corporation Fourth Amended and Restated 1995 Long-Term Incentive Plan, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended April 2, 2000, filed with the Securities and Exchange Commission on May 5, 2000, and incorporated herein by reference.
(d)(2) Form of New Non-Qualified Option Agreement related to the Fourth Amended and Restated 1995 Long-Term Incentive Plan.*
(d)(3) Form of New Incentive Stock Option Agreement related to the Fourth Amended and Restated 1995 Long-Term Incentive Plan.*
------------
* Previously filed as an exhibit to the Schedule TO filed by Bway Corporation on June 11, 2001.